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October 2, 2024

FILED VIA EDGAR

Mr. Aaron Brodsky

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”) File Nos. 333-206600 and 811-23078

Dear Mr. Brodsky:

This correspondence responds to a follow-up comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff”) during a telephone conversation on September 30, 2024, with respect to Post-Effective Amendment No. 87 and Amendment No. 89 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

Set forth below are the Staff’s comment and the Registrant’s response thereto. Capitalized terms used and not defined herein have the meaning given to them in the Registration Statement.

Prospectus

Principal Investment Strategy

Comment 1: Follow-up to Response 5. The Staff disagrees with the Fund’s response and does not believe that the Fund’s definition of a medium market capitalization company complies with Rule 35d-1. Please revise as requested in the original comment.

Response: The disclosure has been revised consistent with this comment.

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If you have any further comments or questions regarding this filing, please contact me at 860-503-1285 or by email at daphne.chisolm@virtus.com. Thank you for your attention to these matters.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm